

November 9, 2011

Via Email
Mr. Michael Barrett
Chief Financial Officer
Cloud Peak Energy Inc.
505 S. Gillette Ave.
Gillette, Wyoming 82716

> **Re:** **Cloud Peak Energy Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 001-34547**
>
> **Cloud Peak Energy Resources LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 2, 2011**
> **File No. 333-168639**

Dear Mr. Barrett:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Cloud Peak Energy Inc.

Form 10-K for the Year Ended December 31, 2010

Notes to Consolidated Financial Statements, page 101

Note 17. Commitments and Contingencies, page 133

Contingencies, page 136

1.   We note your disclosure on page 64 and 65 that you have not accrued a liability with respect to the MMS Litigation – Decker Mine and the Caballo Coal Company Litigation – Spring Creek matters, as any potential losses are not considered to be probable and reasonably estimable. Please tell us if you have determined the likelihood of future loss for these matters to be reasonably possible and, if so, tell us the estimate of the aggregate possible loss or range of loss for these matters as of December 31, 2010 and September 30, 2011 or why such an estimate cannot be made. Also confirm to us that you will provide the disclosures required by ASC 450-20-50-4 in future filings of both Cloud Peak Energy Inc. and Cloud Peak Energy Resources LLC, as applicable.

Cloud Peak Energy Resources LLC

Form 10-K for the Year Ended December 31, 2010

Report of Independent Public Accounting Firm, page 79

2.   We note that the audit report does not indicate the city and state where issued. Please confirm to us that you will obtain and file an audit report that indicates the city and state where issued in future filings, pursuant to Rule 2-02(a)(3) of Regulation S-X.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650, or John Archfield at (202) 551-3315, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining